APPENDIX A:
INVESTMENT RISKS

LIMITED SERVICES

Maleek Jackson Fitness Boxing Gym operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences. We'll accommodate your wellness journey to best suit your needs as an investor and when indulging in our incentives.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Maleek Jackson Fitness Boxing Gym competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Maleek Jackson Fitness Boxing Gym's core business or the inability to compete successfully against the with other competitors could negatively affect Maleek Jackson Fitness Boxing Gym's financial performance.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Maleek Jackson Fitness Boxing Gym and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Maleek Jackson Fitness Boxing Gym is a newly established entity and therefore has no operating history from which forecasts could be projected with.

THE COMPANY MIGHT NEED MORE CAPITAL

Maleek Jackson Fitness Boxing Gym might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Maleek Jackson Fitness Boxing Gym is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

CHANGES IN ECONOMIC CONDITIONS COULD HURT MALEEK JACKSON FITNESS BOXING GYM

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Maleek Jackson Fitness Boxing Gym's financial performance or ability to continue to operate. In the event Maleek Jackson Fitness Boxing Gym ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

UNINSURED LOSSES

Although Maleek Jackson Fitness Boxing Gym will carry some insurance, Maleek Jackson Fitness Boxing Gym may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Maleek Jackson Fitness Boxing Gym could incur an uninsured loss that could damage its business.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If Maleek Jackson Fitness Boxing Gym needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Maleek Jackson Fitness Boxing Gym or management), which is responsible for monitoring Maleek Jackson Fitness Boxing Gym's compliance with the law. Maleek Jackson Fitness Boxing Gym will not be required to implement these and other investor protections.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if Maleek Jackson Fitness Boxing Gym is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if Maleek Jackson Fitness Boxing Gym fails to generate enough revenue, you could lose some or all of your money.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of Maleek Jackson Fitness Boxing Gym, and the revenue of Maleek Jackson Fitness Boxing Gym can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of Maleek Jackson Fitness Boxing Gym to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.